SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of December 2019

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     ✔              Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____                          No    ✔

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An indicative announcement on the restructuring of oil and gas pipeline network assets of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on December 10, 2019.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中国石化
SINOPEC

中 国 石 油 化 工 股 份 有 限 公 司

CHINA PETROLEUM & CHEMICAL CORPORATION

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Indicative Announcement on the Restructuring of Oil and Gas
Pipeline Network Assets

This announcement is made pursuant to the Inside Information Provision under Part XIVA of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Board and all directors of the Company warrant that there are no false representations, misleading statements or material omissions contained in this announcement and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained herein.

China Oil & Gas Pipeline Network Corporation ("PipeChina") has been established recently. China Petroleum & Chemical Corporation (“Sinopec Corp.” or the "Company") is in a negotiation with PipeChina on the restructuring which may involve the relevant pipeline network assets of crude oil, natural gas and refined oil products of the Company (the "Subject Assets"). As at the date of this announcement, the Company has not come to any agreement with PipeChina with respect to the restructuring of the Subject Assets.

The Company will comply with the disclosure requirements under the applicable securities regulations both domestically and overseas in a timely manner and will adhere to the principles of fairness and market-orientation, so as to protect the interests of the Company and the shareholders. As such matters are still in the planning stage with uncertainty, investors are reminded to exercise caution when investing in or dealing in the securities of the Company.

By Order of the Board China Petroleum & Chemical Corporation Huang Wensheng Vice President and Secretary to the Board of Directors

Beijing, the PRC,
10 December 2019

As at the date of this announcement, directors of the Company are: Dai Houliang*, Ma Yongsheng#, Li Yunpeng*, Yu Baocai*, Ling Yiqun#, Li Yong*, Tang Min+, Fan Gang+, Cai Hongbin+, Ng, Kar Ling Johnny+

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: December 10, 2019